

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2024

Mark A. L. Mason
Chief Financial Officer
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-09924**

Dear Mark A. L. Mason:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Citi's Consent Order Compliance, page 9

1. We note statements here, page 60 and elsewhere regarding efforts to work constructively with regulators on strengthening risk management and controls. We also note the statement on page 57 that you are required by the consent orders to make improvements in various aspects of enterprise-wide risk management, compliance, data quality management and governance, and internal controls. Please revise future filings to further clarify the material areas of focus and status of efforts you are making with respect to the consent orders and overall risk management, governance and internal controls.

   In this regard, we also note the statements (i) on page 174 regarding the additional compensation approved for certain employees "based on the achievement of Citi's transformation goals from August 2021 through December 2024" and (ii) on page 17 of your proxy indicating a "Performance Achievement Percentage" of 80% for 2023, down from 94% for 2022. In future filings, please address the transformation goals and metrics used to compute the Performance Achievement Percentages and explain any significant goals that were not met or if other factors caused the decline in the percentage for 2023.

Alternatively, tell us why you believe such information is not material to an understanding of the material areas of focus and status of efforts you are making with respect to the consent orders and overall strengthening of risk management.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Services, page 14

2.   We note your disclosure of geographic information, such as revenue and portfolio mix, here and elsewhere in the filing. Where quantitative information is presented for International in the aggregate, please revise your disclosures to quantify and clarify the extent to which those amounts relate to various regions in which your operate (e.g., Europe/Middle East/Africa, Latin America, Asia, etc.) and individual foreign countries, to the extent that they are individually material.

Deposits, page 93

3.   We note your disclosure on page 91 that Citi's liquidity is managed centrally by Corporate Treasury, in conjunction with regional and in-country treasurers with oversight provided by Independent Risk Management and various Asset & Liability Committees (ALCOs) at the individual entity, region, country and business levels. Given that Citi operates and appears to have various types of deposit balances (e.g., time, uninsured, etc.) across domestic and foreign jurisdictions, please revise to disclose more details of any policies and procedures that seek to manage material risks specific to any of the jurisdictions in which you operate. As an example, these might include any management policies or controls relating to the types of deposits, such as internal limits on concentrations in uninsured and brokered deposits in total or by type of depositor within a region or jurisdiction, or how you manage the availability of liquidity resources within a specific jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance